

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 2, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (860) 827-3895

Bruce H. Beatt, Esq.
Vice President, General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053

> **Re: The Stanley Works Capital Trust I**
> **Amendment No. 2 to Form S-4**
> **Filed May 26, 2006**
> **File No. 333-133027**

Dear Mr. Beatt:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1, Opinion of Kathryn P. Sherer

1. Submit a revised opinion of Connecticut counsel that reflects consideration of Amendment No. 2 and all subsequent amendments

Exhibit 5.2, Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

2. We note your response to comments 5-6 of our letter dated May 19, 2006. Nonetheless, the opinion that is required in the filing pertains to the enforceability of company's obligations under the law governing the instrument under which the securities are issued. The issues raised in your response affect the power and authority of the company to engage in the transaction, but do not address the enforceability of the substantive terms and conditions of the indenture, which define the rights of holders, under New York law. Accordingly, we reissue prior comments 5 and 6.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory A. Fernicola, Esq. (*via facsimile* 212/735-2000)
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, New York 10036